Exhibit 99.2

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and six months ended June 30, 2016 and 2015

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1
Consolidated Income Statements	2
Consolidated Statements of Comprehensive Income	3
Consolidated Statements of Changes in Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	June 30,	December 31,	June 30,
	2016	2015	2015
	$	$	$

Assets
Current assets:
Cash and cash equivalents	5,780,296	33,069,122	192,265,472
Cash restricted	10,182,627	7,966,601	7,962,822
Trade and other receivables (note 4)	549,410,870	608,838,604	586,546,282
Other current assets	2,214,788	2,222,952	2,422,873
Assets classified as held for sale (note 6)	567,085	6,701,472	-
Prepaid expenses	659,608	1,627,003	940,278
Total current assets	568,815,274	660,425,754	790,137,727
Non-current assets:
Cash restricted	150,124	228,286	324,028
Plant and equipment	9,271,446	4,223,335	10,816,719
Exploration and evaluation assets (note 5)	546,207,753	501,724,126	471,427,536
Other non-current receivables	25,641,500	24,793,218	29,700,534
Total non-current assets	581,270,823	530,968,965	512,268,817
Total assets	1,150,086,097	1,191,394,719	1,302,406,544
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 7)	86,001,526	172,119,677	149,404,691
Income tax payable	2,104,202	2,014,414	1,870,376
Secured loans (note 8)	230,000,000	130,000,000	-
Indirect participation interest	-	-	7,449,409
2.75% convertible notes liability	-	-	68,509,011
Total current liabilities	318,105,728	304,134,091	227,233,487
Non-current liabilities:
Indirect participation interest	7,449,409	7,449,409	-
Other non-current liabilities	82,880,130	80,138,254	96,000,000
Total non-current liabilities	90,329,539	87,587,663	96,000,000
Total liabilities	408,435,267	391,721,754	323,233,487
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 9)	1,014,559,715	1,000,358,320	998,191,201
Authorized - unlimited Issued and outstanding - 49,918,582 (Dec 31, 2015 - 49,572,811) (Jun 30, 2015 - 49,534,280)
2.75% convertible notes	-	-	14,297,627
Contributed surplus	39,180,885	36,880,264	16,694,341
Accumulated deficit	(312,089,770)	(237,565,619)	(50,010,112)
Total equity attributable to owners of InterOil Corporation	741,650,830	799,672,965	979,173,057
Total liabilities and equity	1,150,086,097	1,191,394,719	1,302,406,544

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue
Interest revenue (note 10)	(10,844,049)	(14,275,996)	(10,256,128)	(2,863,963)
Other revenue	147,770	632,688	480,983	2,435,353
	(10,696,279)	(13,643,308)	(9,775,145)	(428,610)

Administrative and general expenses (note 12)	(30,392,915)	(7,307,011)	(40,658,325)	(13,658,994)
Legal and professional fees	(5,822,608)	(822,569)	(6,953,414)	(2,759,758)
Exploration costs (note 5)	3,220,665	(7,710,062)	(58,674)	(26,971,394)
Finance costs (note 11)	(12,979,582)	(3,418,574)	(16,041,857)	(11,566,732)
Depreciation and amortization	(547,247)	(249,384)	(743,616)	(254,812)
Foreign exchange gains	14,673	826,927	124,635	1,517,582
	(46,507,014)	(18,680,673)	(64,331,251)	(53,694,108)
Loss before income taxes	(57,203,293)	(32,323,981)	(74,106,396)	(54,122,718)

Income taxes
Current tax expense	(342,637)	(207,498)	(417,755)	(277,790)
	(342,637)	(207,498)	(417,755)	(277,790)

Loss for the period	(57,545,930)	(32,531,479)	(74,524,151)	(54,400,508)

Loss is attributable to:
Owners of InterOil Corporation	(57,545,930)	(32,531,479)	(74,524,151)	(54,400,508)
	(57,545,930)	(32,531,479)	(74,524,151)	(54,400,508)

Loss per share attributable to owners of InterOil Corporation during the period
Basic loss per share from loss for the period	(1.16)	(0.66)	(1.50)	(1.10)
Diluted loss per share from loss for the period	(1.16)	(0.66)	(1.50)	(1.10)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	49,727,649	49,518,291	49,691,437	49,477,754
Diluted (Expressed in number of common shares)	49,727,649	49,518,291	49,691,437	49,477,754

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Loss for the period	(57,545,930)	(32,531,479)	(74,524,151)	(54,400,508)

Other comprehensive loss for the period, net of tax	-	-	-	-
Total comprehensive loss for the period	(57,545,930)	(32,531,479)	(74,524,151)	(54,400,508)

Total comprehensive loss for the period is attributable to:
Owners of InterOil Corporation	(57,545,930)	(32,531,479)	(74,524,151)	(54,400,508)
	(57,545,930)	(32,531,479)	(74,524,151)	(54,400,508)

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Six months ended
	June 30,	June 30,
	2016	2015
	$	$
Transactions with owners as owners:
Share capital
At beginning of period	1,000,358,320	991,693,780
Issue of capital stock (note 9)	14,201,395	6,497,421
At end of period	1,014,559,715	998,191,201
2.75% convertible notes
At beginning and end of period	-	14,297,627
Contributed surplus
At beginning of period	36,880,264	18,270,837
Fair value of options and restricted stock transferred to share capital	(14,364,928)	(6,759,199)
Stock compensation expense	16,665,549	5,182,703
At end of period	39,180,885	16,694,341
Accumulated deficit
At beginning of period	(237,565,619)	4,390,396
Net loss for the period	(74,524,151)	(54,400,508)
At end of period	(312,089,770)	(50,010,112)
Total InterOil Corporation shareholders' equity at end of period	741,650,830	979,173,057

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Cash flows generated from/(used in):

Operating activities
Net loss for the period	(57,545,930)	(32,531,479)	(74,524,151)	(54,400,508)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	547,247	249,384	743,616	254,812
Accretion of convertible notes liability	-	1,010,968	-	2,007,019
Stock compensation expense, including restricted stock	13,966,238	305,419	16,665,549	4,219,148
Accretion of receivable from Total S.A. (note 4)	(11,093,128)	(11,187,247)	(22,461,652)	(22,038,443)
Adjustment to carrying amount of receivable from Total S.A. (note 4)	21,969,677	25,878,655	32,781,923	25,878,655
Change in operating working capital
Decrease in trade and other receivables	2,005,060	22,767	2,412,119	233,376
Decrease in other current assets and prepaid expenses	417,789	1,021,756	975,557	1,691,789
(Decrease)/increase in trade and other payables	(18,837,919)	4,157,530	(19,582,271)	(2,271,589)
Net cash used in operating activities	(48,570,966)	(11,072,247)	(62,989,310)	(44,425,741)

Investing activities
Expenditure on exploration and evaluation assets net of JV contributions (note 5)	(20,498,547)	(103,384,840)	(47,861,994)	(169,802,360)
Expenditure on plant and equipment	(293,291)	(373,555)	(416,440)	(554,709)
Proceeds from sale of drilling consumables and spares	5,973,474	-	9,710,333	720,000
Proceeds from disposal of plant and equipment	877,011	-	2,191,703	-
(Increase)/decrease in restricted cash held as security on borrowings	(2,130,770)	2,776	(2,137,864)	14,283
Change in non-operating working capital
(Increase)/decrease in trade and other receivables	(740,108)	-	39,926,270	-
(Decrease)/increase in trade and other payables	(4,188,754)	10,707,506	(65,711,524)	12,908,801
Net cash used in investing activities	(21,000,985)	(93,048,113)	(64,299,516)	(156,713,985)

Financing activities
Proceeds from drawdown of Credit Suisse secured facility	-	-	60,000,000	-
Repayment of Credit Suisse secured facility	(190,000,000)	-	(190,000,000)	-
Proceeds from drawdown of ANZ secured facility	230,000,000	-	230,000,000	-
Net cash generated from financing activities	40,000,000	-	100,000,000	-

Decrease in cash and cash equivalents	(29,571,951)	(104,120,360)	(27,288,826)	(201,139,726)
Cash and cash equivalents, beginning of period	35,352,247	296,385,832	33,069,122	393,405,198
Cash and cash equivalents, end of period	5,780,296	192,265,472	5,780,296	192,265,472
Comprising of:
Cash on Deposit	5,780,296	51,549,055	5,780,296	51,549,055
Short Term Deposits	-	140,716,417	-	140,716,417
Total cash and cash equivalents, end of period	5,780,296	192,265,472	5,780,296	192,265,472

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, independent oil and gas business with a sole focus on Papua New Guinea. The Company is incorporated and domiciled in Canada and was continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is Suite 300-204 Black Street, Whitehorse, Yukon, Canada.

Subsequent to quarter end, on July 21, 2016, the Company’s Board of Directors unanimously approved the terms of an offer by ExxonMobil to acquire 100% of the Company’s outstanding common shares. Refer to Note 15 for further information.

These condensed consolidated interim financial statements were approved by the Directors for issue on August 4, 2016. The Board of Directors has the power to amend and reissue these financial statements.

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’, and should be read in conjunction with the annual financial statements for the year ended December 31, 2015 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter and six months ended June 30, 2016 have been prepared under the historical cost convention.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(a)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets of the Company as at June 30, 2016 amounted to $250.7 million compared to $562.9 million as at June 30, 2015. The Company has cash, cash equivalents and cash restricted of $16.1 million as at June 30, 2016 (June 2015 - $200.6 million), of which $10.3 million is restricted (June 30, 2015 - $8.3 million).

The Company’s primary use of capital resources has been for exploration and development activities. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPLs”) and Petroleum Retention Licenses (“PRLs”). Refer to note 14 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditures can be accelerated or decelerated at its discretion.

On April 21, 2016, the Company entered into a $400.0 million senior secured capital expenditure facility on a syndicated basis (“ANZ Facility”) arranged by Australia and New Zealand Banking Group Limited. The ANZ Facility expires on December 31, 2017 subject to certain interim milestones being achieved. Refer to Note 8 for further information on the ANZ Facility.

During the quarter ended June 30, 2016, the PRL 15 joint venture comprising of Total S.A. (“Total”), Oil Search Limited and InterOil (“the PRL 15 Joint Venture”) approved the drilling of a further appraisal well (the Antelope-7 well) within the Antelope field to appraise for additional volumes over the western flank of the field, as indicated by the Antelope-5 well results and seismic reprocessing. As a result, the Company now estimates that the interim resource certification payment under the share sale agreement with Total (“Total SSA”) would be received by the end of the first quarter of 2017 as opposed to the end of September 2016. Refer to note 4. The Company believes that the ANZ Facility will enable the Company to fund operations until the estimated interim certification payment is received. The Company can also raise additional funding through asset sales or additional equity to ensure sufficient cash to be available to further its development plans.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

In addition, in July 2015, the Company filed a short form base shelf prospectus with the Alberta Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system. These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to an aggregate of $1.0 billion of securities in one or more offerings for a period of 25 months from the effective date of the prospectus. These securities may be debt securities, common shares, preferred shares, warrants or a combination thereof. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.

Oil and gas exploration, development and liquefaction are capital intensive. The Company’s joint venture share of the costs of construction of an LNG plant and other infrastructure associated with the proposed Papua LNG project may amount to billions of dollars and thus exceed the Company’ existing cash balances. The Company’s ability to raise capital depends, among other things, on market conditions. No assurances can be given that the Company will be successful in obtaining new capital on terms that are acceptable to the Company, particularly with market volatility.

Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of this financial report.

(b)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year.

(c)	New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2016 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2018): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. The Company is evaluating the impact of this standard.

-	IFRS 16 ‘Leases’ (effective from January 1, 2019): The new standard now requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The standard has an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard also provides guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts). The Company is evaluating the impact of this standard.

3.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and actively mitigates financial risks in close cooperation with the Company’s operations. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas. The Company’s overall risk management program seeks to minimize potential adverse effects of these risks on the Company’s financial performance.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial risk management (cont’d)

(a)	Fair values

	June 30, 2016		December 31, 2015		June 30, 2015		Method of
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	measurement
	$	$	$	$	$	$
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	5,780,296	5,780,296	33,069,122	33,069,122	192,265,472	192,265,472	Amortized Cost
Cash restricted	10,332,751	10,332,751	8,194,887	8,194,887	8,286,850	8,286,850	Amortized Cost
Receivables	549,410,870	549,410,870	608,838,604	608,838,604	586,546,282	586,546,282	Amortized Cost
Other non-current receivable	25,641,500	25,641,500	24,793,218	24,793,218	-	-	Amortized Cost

Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	86,001,526	86,001,526	172,119,677	172,119,677	149,404,691	149,404,691	Amortized Cost
2.75% Convertible notes liability	-	-	-	-	68,509,011	68,509,011	Amortized Cost
Secured loans	230,000,000	230,000,000	130,000,000	130,000,000	-	-	Amortized cost
Non-current liabilities
Other non-current liabilities	82,880,130	82,880,130	80,138,254	80,138,254	-	-	Amortized Cost

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

All the financial assets and financial liabilities in the above table are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

All secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values.

4.	Trade and other receivables

	June 30,	December 31,	June 30,
	2016	2015	2015
	$	$	$
Trade and other receivables	2,776,938	49,363,739	49,019,052
Sale proceeds receivable from Total	546,633,932	559,474,865	537,527,230
Total	549,410,870	608,838,604	586,546,282

Trade and other receivables mainly relates to cash calls receivable from joint venture partners.

Sale proceeds receivable from Total

Refer to note 5 for details of the Total SSA. The “Interim Resource Payment”, as defined under the Total SSA is due to the Company following the interim certification and has been calculated to be $593.9 million based on a certification provided by GCA, which certified a best case scenario of 7.1 tcfe of natural gas and natural gas liquids in the Elk and Antelope fields.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Trade and other receivables (cont’d)

Under the assumption that receipt of Interim Resource Payment was to take place in September 2016, the expected discounted value of this cash flow as at June 30, 2016 was $568.6 million. However, during the quarter ended June 30, 2016, the Company adjusted the expected cash flow timing of the Interim Resource Payment from September 2016 to March 2017 to accommodate the drilling of Antelope-7, which was approved during the quarter by the PRL15 Joint Venture. The Company recalculated the carrying amount of the receivable by computing the present value of estimated future cash flows at the original effective interest rate and the adjustment has been recognized in profit or loss. The Company recalculated the carrying amount of the receivable as at June 30, 2016 to be $546.6 million, with the resulting adjustment of $22.0 million being recognized in the income statement during the quarter ended June 30, 2016. During the quarter ended March 31, 2016, a similar adjustment of $10.8 million was recognised for a change in the cash flow timing of the Interim Resource Payment from June 2016 to September 2016, resulting in a total adjustment of $32.8 million recognized in the income statement during the six months ended June 30, 2016.

The Company has recognized $22.5 million as a result of unwinding the discount on the receivable as interest income during the six months ended June 30, 2016. In addition, this receivable has been reduced by $2.5 million during the six months ended June 30, 2016, which represents the carry received from Total for development activities undertaken over PRL 15, which is to be offset against the Interim Resource Payment when due. The following table shows the movement in the receivable during the period.

	June 30,	December 31,	June 30,
	2016	2015	2015
	$	$	$
Balance at beginning of period	559,474,865	545,154,761	545,154,761
Interest accretion income on receivable from Total	22,461,652	44,290,061	22,038,443
Adjustment due to change in timing of estimated cash flows	(32,781,923)	(25,878,655)	(25,878,655)
less amounts to be deducted for Total carry of appraisal costs	(2,520,662)	(4,091,302)	(3,787,319)
Balance at end of period	546,633,932	559,474,865	537,527,230

5.	Exploration and evaluation assets

Costs of exploration and evaluation assets which are not subject to depletion are as follows:

	June 30,	December 31,	June 30,
	2016	2015	2015
	$	$	$
Infrastructure and drilling and construction equipment	-	-	1,954,668
Drilling consumables and spares	-	-	35,660,495
Petroleum Retention License drilling programs (Unproved)	358,107,213	312,289,360	182,873,162
Petroleum Prospecting License drilling programs (Unproved)	188,100,540	189,434,766	250,939,211
Gross Capitalized Costs	546,207,753	501,724,126	471,427,536
Accumulated depletion and amortization	-	-
Net Capitalized Costs	546,207,753	501,724,126	471,427,536

The majority of the costs capitalized under ‘Petroleum Retention License drilling programs (Unproved)’ above relate to the exploration and development expenditure on the Elk, Antelope and Triceratops fields. The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploratory drilling costs relating to Bobcat-1 and Raptor-1 wells.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Exploration and evaluation assets (cont’d)

The following table discloses a breakdown of the exploration and evaluation costs incurred for the periods ended:

	Six months ended	Year ended	Six months ended
	June 30,	December 31,	June 30,
	2016	2015	2015
	$	$	$
Opening balance	501,724,126	325,041,973	325,041,973
Property Acquisition Costs	-	-	-
Exploration Costs	(406,371)	120,201,009	51,078,699
Development Costs - Operator	45,099,657	331,641,037	243,158,434
Less: Costs transferred to income statement on impairment	-	(78,235,581)	-
Less: Costs recovered through cash calls from joint venture partners	(209,659)	(196,924,312)	(147,851,570)
Total Costs capitalized	44,483,627	176,682,153	146,385,563
Closing balance	546,207,753	501,724,126	471,427,536
Charged to expense
Exploration impairment	-	78,235,581	-
Exploration costs, excluding exploration impairment	58,674	121,829,502	26,971,394
Total charged to expense	58,674	200,065,083	26,971,394
Exploration and Evaluation Assets Net Additions (capitalized and expensed)	44,542,301	376,747,236	173,356,957

During the quarter ended June 30, 2016, the Company has a credit balance of $3.2 million in exploration costs. The temporary assignment of a rig contracted to the Company to Total S.A. for drilling of Antelope-7 has resulted in a $9.1 million reduction to the previously provided for onerous rig contract and a reversal of the associated exploration costs. Refer to Note 7 for further information on the provision for onerous rig contract.

Gross and Net Cash Expenditure on exploration and evaluation assets:

The following table discloses a breakdown of the net cash expenditure on exploration and evaluation assets as disclosed in the consolidated statements of cash flows for the periods ended:

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$
Expenditure on exploration and evaluation assets	(20,812,094)	(164,211,222)	(48,368,092)	(291,527,035)
Proceeds from joint venture cash calls	336,406	60,826,382	528,957	121,724,675
Net expenditure on exploration and evaluation assets	(20,475,688)	(103,384,840)	(47,839,135)	(169,802,360)

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed the Total SSA, under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million as a completion payment, and became entitled to receive $73.3 million upon a final investment decision on Papua LNG project, and $65.5 million upon the first LNG cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 tcfe, based on certification by two independent certifiers following the results of the appraisal program in PRL 15. Payment for resources greater than 5.4 tcfe will be paid at certification, and payment for resources between 3.5 tcfe and up to 5.4 tcfe wll be paid on final investment decision of the Papua LNG project.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Assets classified as held for sale

	June 30,	December 31,	June 30,
	2016	2015	2015
	$	$	$
Land and buildings	567,085	6,611,818	-
Plant and equipment	-	89,654	-
	567,085	6,701,472	-

At December 31, 2015, the Company classified certain assets from plant and equipment to assets classified as held for sale on the balance sheet as the Company expected a possible sale of these assets in 2016. However, due to the potential sale of the Company and the associated agreements entered into with various parties, some of these assets are now restricted from being sold and therefore, they have been reclassified from assets classified as held for sale to plant and equipment on the balance sheet as at June 30, 2016.

7.	Trade and other payables

	June 30,	December 31,	June 30,
	2016	2015	2015
	$	$	$
Onerous contracts and restructuring provisions	33,306,991	59,414,419	-
Other accounts payable and accrued liabilities	37,259,535	97,270,258	133,969,691
Petromin cash calls received	15,435,000	15,435,000	15,435,000
Total trade and other payables	86,001,526	172,119,677	149,404,691

Onerous contracts and restructuring provision

During the year ended December 31, 2015, the Company began a restructuring project as a result of the transition of operatorship of PRL 15 to Total and the reduction in activity in the Company’s other license areas. As at June 30, 2016, the Company has a provision of $5.9 million (December 2015 - $10.9 million, June 2015 – nil) in relation to retrenchment of employees and onerous telecommunications contracts. In addition to these costs, the Company has a provision at June 30, 2016 for onerous rig rental of $27.4 million (December 2015 - $48.5 million, June 2015 - nil). During the quarter ended June 30, 2016, the PRL 15 Joint Venture approved an additional appraisal well, Antelope-7, and the temporary assignment of a rig contracted to the Company to Total for the drilling of Antelope-7, resulting in a $9.1 million reduction to the previously provided for onerous rig contract and a reversal of the associated exploration costs, which is included in the consolidated income statement for the quarter ended June 30, 2016.

8.	Secured loans

	June 30,	December 31,	June 30,
	2016	2015	2015
	$	$	$
Secured loan (Credit Suisse)	-	130,000,000	-
Secured loan (ANZ)	230,000,000	-	-
Total secured loans	230,000,000	130,000,000	-

Credit Suisse led Syndicated Secured Loan Facility

On June 17, 2014, the Company entered into a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse (“Credit Suisse Facility”). The facility was supported by the participating lenders Commonwealth Bank of Australia, Australia and New Zealand Banking Group (PNG) Limited, UBS A.G., Macquarie Group Limited, Bank of South Pacific Limited, Westpac Bank PNG Limited, The Bank of Tokyo-Mitsubishi UFJ and Societe Generale S.A. The facility was secured by the Company’s subsidiaries’ assets and had an annual interest rate of LIBOR plus 5% and was due to mature at the end of 2016.

During the six months ended June 30, 2016, the total interest expense under this facility included in finance costs was $3.2 million (June 2015 - nil). In addition, financing costs relating to this facility of $1.2 million were expensed during the six months ended June 30, 2016 (June 2015 - $8.6 million).

The syndicated secured loan facility was repaid in full and replaced by the ANZ Facility during the quarter ended June 30, 2016.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

8.	Secured loans (cont’d)

ANZ led Senior Secured Capital Expenditure Facility

On April 21, 2016, the Company entered into the ANZ Facility which replaced the Credit Suisse Facility. The ANZ Facility has an annual interest rate of LIBOR plus 6% and terminates on December 31, 2017. Other lenders in the syndicate include Westpac PNG Limited, Bank of South Pacific Limited, Intesa Sanpaolo SPA, Credit Suisse AG, Société Générale, Morgan Stanley and UBS AG. Security for the ANZ Facility includes certain of the Company’s subsidiaries’ assets. Draw downs of $230.0 million were made under the facility during the quarter ended June 30, 2016 and part of the drawings was used to repay the loan under Credit Suisse Facility in full.

As at June 30, 2016, the Company was in compliance with the applicable debt covenants, which include a defined calculation for gearing not to exceed 60% at any time, and a requirement that the equity does not fall below $500.0 million at any time. In addition, agreed expenditure limits are tested for the six months period ending each quarter and a requirement to obtain consent to redraw the facility after receipt of the interim certification payment under the Total SSA.

During the six months ended June 30, 2016, the total interest expense under this facility included in finance costs was $2.3 million (June 2015 - nil). In addition, financing costs relating to this facility of $9.3 million were expensed during the six months ended June 30, 2016 (June 2015 - nil).

9.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2015	49,414,801	991,693,780

Shares issued on vesting of restricted stock units under Stock Incentive Plan	158,010	8,664,540

December 31, 2015	49,572,811	1,000,358,320

Shares issued on vesting of restricted stock units under Stock Incentive Plan	345,771	14,201,395

June 30, 2016	49,918,582	1,014,559,715

Preferred shares - No preferred shares are issued, or were issued at any time during the six months ended June 30, 2016 (June 2015 – nil).

10.	Interest revenue

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Interest income on short term deposits	32,500	415,412	64,143	976,249
Interest accretion income on receivable from Total (note 4)	11,093,128	11,187,247	22,461,652	22,038,443
Adjustment due to change in timing of estimated cash flows on receivable from Total (note 4)	(21,969,677)	(25,878,655)	(32,781,923)	(25,878,655)
Interest revenue	(10,844,049)	(14,275,996)	(10,256,128)	(2,863,963)

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

11.	Finance costs

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Interest expense on Credit Suisse Secured Loan	1,075,511	-	3,201,211	-
Interest expense on ANZ Secured Loan	2,331,149	-	2,331,149	-
Interest expense on Convertible Notes	-	481,237	-	962,473
Interest accretion on Convertible Notes	-	1,010,968	-	2,007,019
Financing fees on Credit Suisse Secured Loan	285,839	1,926,369	1,216,395	8,597,240
Financing fees on ANZ Secured Loan	9,287,083	-	9,287,083	-
Other finance costs	-	-	6,019	-
Finance costs	12,979,582	3,418,574	16,041,857	11,566,732

12.	Administrative and general expenses

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$
Stock compensation	13,613,339	685,727	15,587,776	1,869,495
Salaries and other employee related expenses	12,670,278	3,205,286	18,982,828	5,582,229
Computing and communications	1,237,520	1,354,684	1,899,339	2,941,943
Flights, charters and logistics	708,746	1,155,298	1,068,157	1,436,148
Others	2,163,032	906,016	3,120,225	1,829,179
Administrative and general expenses	30,392,915	7,307,011	40,658,325	13,658,994

Increase in stock compensation and salaries and other employee related costs for the quarter ended June 30, 2016 was mainly due to the restricted stock units granted and other employee entitlements in connection with the approval by the Board of the proposal for Oil Search Limited to acquire all of the outstanding common shares of the Company.

13.	Loss per share

Stock options and restricted stock units totaling 887,291 common shares at prices ranging from $13.12 to $67.74 were outstanding as at June 30, 2016.

	Number of shares	Number of shares
Potential dilutive instruments outstanding	June 30, 2016	June 30, 2015
Employee stock options	60,000	210,000
Employee Restricted Stock	827,291	145,710
2.75% Convertible notes	-	732,004
Total stock options/shares outstanding	887,291	1,087,714

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

14.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	281,014	515	85,199	-	195,300	-	-
Secured loans	233,857	233,857	-	-	-	-	-
Other non-current liabilities	96,000	-	96,000	-	-	-	-
	610,870	234,372	181,199	-	195,300	-	-

The PPL and PRL amounts represent the Company’s commitments on these licenses as at June 30, 2016. On March 6, 2014, the Company’s applications for new PPLs were approved and included new license commitments. On May 6, 2016, the Company’s applications to vary the PPLs years three and four commitments were approved. The original commitments and the approved variations require the Company to spend an additional $253.1 million over the remainder of their six-year terms.

Further, the terms of grant of PRL 39 requires the Company to spend $27.9 million on the license area by the end of 2018.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Potential claim from Puma

During April 2016, the Company has received notice from Puma Energy Pacific Holdings Pte Ltd (Puma) of a claim in relation to sludge which Puma assert was found in the tanks of the refinery at the time the refinery was sold to Puma in June 2014. The Company has not determined the validity of the claim and accordingly no provision has been made in accounts in relation to the possible outcome of the claim. Should a valid claim be found to exist, the Company’s current assessment is that the amount payable will not be material.

15.	Subsequent events

Subsequent to quarter end, on July 21, 2016, the Company and Exxon Mobil Corporation (“Exxon”) announced that they had entered into an arrangement agreement under which Exxon will acquire all of the outstanding common shares of the Company. The transaction will be carried out pursuant to a statutory plan of arrangement under the Business Corporations Act (Yukon).

Under the terms of the transaction, holders of common shares will receive, in exchange for each common share (including each common share issued to holders of restricted share units pursuant to the transaction):

•	US$45.00 of shares of Exxon, calculated based on the volume weighted average price of Exxon’s shares on the New York Stock Exchange for the ten (10) consecutive trading days ending on the second trading date immediately prior to closing of the transaction; and

•	the right to receive a contingent resource payment equal to an additional cash payment of $7.07 per common share for each tcfe gross resources certification of the Elk-Antelope field above 6.2 tcfe, up to a maximum of 10 tcfe.

The acquisition requires approval by the Supreme Court of Yukon, other customary conditions including approval of 66 2/3% of the votes cast by the Company’s shareholders, stock option holders and restricted stock unit holders at a special meeting. Subject to obtaining the required approvals, the transaction is expected to close in September 2016, however, no assurance can be given as to when, or if, the transaction will occur. Financial advisor fees will become payable on completion.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

15.	Subsequent events (cont’d)

In certain circumstances, the termination of the arrangement agreement entered into with Exxon, may result in the Company being required to pay a termination fee of $67 million. The obligation to pay the termination fee will arise where the arrangement agreement is terminated inter alia:

(a)	by ExxonMobil, because of a change to the InterOil board’s recommendation of the arrangement, except where the change in recommendation resulted from the occurrence of an ExxonMobil Material Adverse Effect (as defined in the arrangement agreement);

(b)	by the Company in order to enter into a Superior Proposal (as defined in the arrangement agreement); or

(c)	by ExxonMobil, as a result of a breach of InterOil’s non-solicitation covenants (as set out in the arrangement agreement).

On July 21, 2016, the Company announced the termination of the previously announced transaction with Oil Search Limited pursuant to which Oil Search was to acquire all of the outstanding common shares of the Company. The break fee payable in respect of the termination of the Oil Search transaction was paid by Exxon.

Further information about the pending transaction with Exxon is set out in filings which are available under the Company’s profile on www.sedar.com.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15